UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Immunocore Holdings plc
(Name of Issuer)

Ordinary Shares, nominal value £0.002 per share
(Title of Class of Securities)

45258D105**
(CUSIP Number)

August 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”). Each one ADS represents one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	45258D105

1.	NAMES OF REPORTING PERSONS Malin Life Sciences Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	2,109,425
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	2,109,425
	8. SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,109,425
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.56% [1]
12.	TYPE OF REPORTING PERSON OO

[1] The percentages used herein are calculated based upon on an aggregate of 46,262,850 ordinary shares of the Issuer outstanding, being the sum of (i) 43,862,850 ordinary shares (including ordinary shares in the form of ADSs) reported by the Issuer to be outstanding as of December 31, 2021, as reflected in the Issuer's Annual Report, filed on Form 20-F with the U.S. Securities and Exchange Commission on March 3, 2022, (ii) 2,000,000 ADSs issued by the Issuer to various other shareholders pursuant to a Securities Purchase Agreement (the “SPA”) entered into on July 15, 2022, and closed on July 20, 2022, and (iii) 400,000 ordinary shares issuable upon re-designation of certain non-voting ordinary shares acquired through the SPA and owned by the Reporting Persons identified in the Schedule 13D filed by Michael Gosk, c/o General Atlantic Service Company, L.P., on July 21, 2022, which non-voting shares such Reporting Persons may elect to re-designate as ordinary shares at any time.

Item 1.
(a)	Name of Issuer Immunocore Holdings plc (the “Issuer”)
(b)	Address of Issuer's Principal Executive Offices 92 Park Drive Milton Park Abingdon, Oxfordshire OX14 4RY
Item 2.
(a)	Name of Person Filing Malin Life Sciences Holdings Limited;
(b)	Address of Principal Business Office or, if None, Residence The Lennox Building, 50 Richmond Street South, Dublin 2, Ireland D02 FK02
(c)	Citizenship Ireland
(d)	Title of Class of Securities Ordinary Shares, nominal value £0.002 per share
(e)	CUSIP Number 45258D105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:
See the responses to Item 9 on the attached cover pages.
	(b)	Percent of Class:
See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote	See the responses to Item 6 on the attached cover pages.
		(ii)	shared power to vote or to direct the vote	0
		(iii)	sole power to dispose or to direct the disposition of	See the responses to Item 8 on the attached cover pages.
		(iv)	shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certification. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Malin Life Sciences Holdings Limited

By:	/s/ Fiona Dunlevy
Name: Fiona Dunlevy
Title: Company Secretary
Date: September 7, 2022